October 15, 2015
Via EDGAR
Mr. Coy Garrison
Staff Attorney
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Re:	NorthStar Realty Europe Corp. Registration Statement on Form S-11 Registration No. 333-205440
Ladies and Gentlemen:
Pursuant to Rule 461 under the Securities Act of 1933, as amended, NorthStar Realty Europe Corp. (the “Company”) hereby requests that the effectiveness of the Registration Statement on Form S-11, Registration No. 333-205440 (the “Registration Statement”), be accelerated to 12:00 P.M., Eastern Daylight Savings Time, on Monday, October 19, 2015 or as soon thereafter as practicable.
In connection with this request, the Company hereby acknowledges that the disclosure in the Registration Statement is the responsibility of the Company. The Company acknowledges that:

•
should the Securities and Exchange Commission (the “Commission”) or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Robert W. Downes of Sullivan & Cromwell LLP at (212) 558-4312 with any questions that you may have. In addition, please notify Mr. Downes when this request for acceleration has been granted.
Very truly yours,

NORTHSTAR REALTY EUROPE CORP.

/s/ Trevor K. Ross
Trevor K. Ross
General Counsel and Secretary

cc:	Sara von Althann, Staff Attorney, Securities and Exchange Commission
Robert W. Downes, Sullivan & Cromwell LLP